15046408

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66310

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROKERBANK SECURITIES, INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7825 WASHINGTON AVE SOUTH SUITE 513
(No. and Street)

BLOOMINGTON MINNESOTA 55439
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PHILIP WRIGHT 952 960 4893
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr, CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr - Suite 508 West Southfield, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The Notes are an integral part of these financial statements

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
19 REGISTRATIONS BRANCH

tj 3/6/15

02 3/9/15

OATH OR AFFIRMATION

I, Philip Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BrokerBank Securities, Inc, as of December 31st, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CEO

Title

Notary Public

STEVEN E NESS
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/20

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Notes are an integral part of these financial statements

BrokerBank Securities, Inc.

Financial Statements and Supplemental Schedules Required by the

US Securities and Exchange Commission

For the Year Ended December 31st, 2014

(With Independent PCAOB Auditor's Report Thereon)

And

Supplemental Report on Internal Control

December 31st, 2014

BrokerBank Securities, Inc.

Contents

The Notes are an integral part of these financial statements

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Brokerbank Securities, Inc.
7825 Washington Avenue
Minneapolis, MN 55439-2415

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Brokerbank Securities, Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Brokerbank Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brokerbank Securities, Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Brokerbank Securities, Inc. financial statements. The Net Capital Computation is the responsibility of Brokerbank Securities, Inc. 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

BrokerBank Securities, Inc.

Balance Sheet As of December 31st, 2014

	Dec 31, 14
ASSETS	
Current Assets	
Checking/Savings	
100 - TCF Checking Account	6,594.75
101 a - PayPal	17.42
101 b - Finra Deposit Account	1,241.70
1011 a - Securities Public	4,018.08
Total Checking/Savings	11,871.95
Accounts Receivable	
102 Commission Rec. Issuers	0.00
Total Accounts Receivable	0.00
Other Current Assets	
106 Shareholder/Officer Loans	1,972.01
Total Other Current Assets	1,972.01
Total Current Assets	13,843.96
Fixed Assets	
109 Computer Equipment	26,153.43
110 Accum. depr - computer	(24,935.83)
Total Fixed Assets	1,217.60
Other Assets	
121 Deposit -- Rent	835.00
136 Broadview Energy - Kowen	51,941.22
138 Buffalo Wind - Kowen	15,909.08
139 Contra to Wind Energy Proj	-67,850.30
Total Other Assets	835.00
TOTAL ASSETS	**15,896.56**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
200 Accounts Payable	2,607.13
Total Accounts Payable	2,607.13
Total Current Liabilities	2,607.13
Total Liabilities	2,607.13
Equity	
300 Common Shares	72,353.14
301 Preferred shares	18,806.14
303 Dividends	4,894.75
304 Retained Earnings	-50,929.20
Net Income	-31,835.40
Total Equity	13,289.43
TOTAL LIABILITIES & EQUITY	**15,896.56**

The Notes are an integral part of these financial statements

BrokerBank Securities, Inc.
Statement of Income – 12 Months Ending December 31st, 2014

	Jan - Dec 1
Ordinary Income/Expense	
Income	
402 Consulting - Other	10,000.00
403 Corporate Financing - Other	1,500.00
407 Other Revenues	42,666.66
410 Private Placement Comm.	95,313.56
411 Investment Banking Fees	17,500.00
414 Investment Income	119.13
415 Other Charged Expenses	0.00
Services	1,010.00
Total Income	168,109.35
Expense	
500 Accounting-Tax Fees	330.00
502 Audit fees	1,750.00
503 Automobile Expense	7,558.13
504 Bank charges	45.00
505 Bank Service Charges	75.00
506 PayPal Transfer Expense	43.80
507 Commission Expense	70,414.85
508 Computers and Web-Site	6,267.93
509 Consulting Expense(s)	1,250.00
513 Courier - Fedex and UPS	19.96
515 Depreciation Expense	1,491.36
521 Insurance Coverages	3,417.01
522 Interest Expense	6.54
527 FINRA- IARD Fees	1,880.80
528 FINRA Nasd Member Reg Fees	144.50
530 Office Supplies	658.07
531 Intuit/Paychex Payroll	832.23
532 Postage	255.88
538 Rent	11,141.00
540 Research costs	1,092.07
542 Sipc	175.28
545 Taxes	9,655.68
546 Telephone - Cellular	2,399.10
547 Telephone- Fax - Regular	3,094.83
548 Travel & Ent	182.33
560 Advances and Owner Draws	58,588.44
562 - MN State Unemploy Taxes	-619.65
565 Recoverable Expenses	-450.00
569 Charitable Donation	80.00
572 Reconciliation Discrepany	121.24
573 - Transfer Agent Expense(s)	90.00
580 Miscellaneous	17,953.37
Total Expense	199,944.75
Net Ordinary Income	-31,835.40
	-31,835.40

The Notes are an integral part of these financial statements

BrokerBank Securities, Inc.

Statement of Retained Earnings

Statement of Retained Earnings		12 Months Ended 12/31/2014
Balance, Beginning of the year	1/1/2014	-$46,024
Plus: Net Loss		-$31,835
Less: Dividends Paid		$4,895
Balance, end of the year	12/31/2014	-$72,965

The Notes are an integral part of these financial statements

BrokerBank Securities, Inc.
Statement of Cash Flows For the Year Ending December 31st, 2014

	Jan - Dec 14
OPERATING ACTIVITIES	
Net Income	-31,835.40
Adjustments to reconcile Net Income	
to net cash provided by operations:	
102 Commission Rec. Issuers	166,990.22
102 Commission Rec. Issuers:1023 - Other Issuer Related	-165,990.22
106 Shareholder/Officer Loans:1062 - Shareholder Loan	-1,972.01
200 Accounts Payable:2002 - American Express CC	224.63
200 Accounts Payable:2004 - VISA BBSI 0069	-993.70
200 Accounts Payable:2020 - Olympic Place Officenter	87.29
200 Accounts Payable:2021 - SIPC	-121.69
200 Accounts Payable:2025 Michael Spencer	956.25
Net cash provided by Operating Activities	-32,654.63
INVESTING ACTIVITIES	
109 Computer Equipment	-890.34
110 Accum. depr - computer	1,491.36
142 - Long Term Securities	10,000.00
Net cash provided by Investing Activities	10,601.02
FINANCING ACTIVITIES	
301 Preferred shares:3012 Preferred Shares Series B	10,000.00
301 Preferred shares:3013 Preferred Shares Series C	7,000.00
Net cash provided by Financing Activities	17,000.00
Net cash increase for period	-5,053.61
Cash at beginning of period	16,925.56
Cash at end of period	**11,871.95**

The Notes are an integral part of these financial statements

BrokerBank Securities, Inc.

Statement of Changes in Shareholders' Equity

Statement Of Changes In Shareholders' Equity	Common Shares	Pref Series A	Pref Series B	Pref Series C	Accum. Loss	Totals
Balance , as of January 1, 2014	$ 72,353	$ 1,806			($46,035)	$ 28,124
Additional Preferred Shares Issued			$ 10,000	$ 7,000		$ 17,000
Net loss for the year ended December 31, 2014					($-31,835)	($31,835)
Other adjustments						$ -
Balance , as of December 31, 2014	**$72,353**	**$1,806**	**$10,000**	**$7,000**	**-$77,870**	**$13,289**

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting principles followed by BrokerBank Securities, Inc. (the "Company") and the methods of applying those principles which materially affect the determination of the financial position, results of operations and cash flows are summarized as follows:

The Corporate Entity

BrokerBank Securities, Inc. is a single-entity US domestic, State of Minnesota-based C Corporation. It conducts business as an SEC Regulated business using the K (2) (i) exemption as a limited securities Broker-Dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). Its' membership number is 130116 under FINRA and its' SEC File Number is 8-66310. The company earned permission to operate as a member firm with restrictions as contained in its Membership Agreement in May of 2004 and as formally amended in September of 2005. The company does not and may not acquire, hold or trade securities of any kind pursuant to the rules of SEC Regulation D, Sections 501 and 506 as amended and may market certain debt, mutual funds and tax-advantaged securities on an agency and best efforts basis in accordance to each selling agreement.

Description of the Business

The Company is located in Bloomington, Minnesota and is a best-efforts broker-dealer in securities. It is registered with the United States Securities and Exchange Commission ("SEC") and is a Member-Firm of FINRA. The Company operated with an SEC Rule 15c3-3 (k) (2) (i) exemption. It holds no securities or cash of any type. It does not clear any securities. It is not an introducing broker dealer. The primary business is conducting the marketing of 506 (b) and (c) securities on a best-efforts basis. It does not possess or hold any securities.

Basis for How the Company Accounts For Its' Business Activities

The company follows US Generally Accepted Accounting Principles using the accrual basis. All revenues, expenses, assets, liabilities and credits incorporate these principles.

Cash and cash Equivalents

The Company defines as cash all cash in corporate bank accounts, internet accessible internet accounts (PayPal), balances refundable from its' designated regulator and any balance of cash in an account immediately accessible by the Company.

Commissions And Amounts Receivable – Recognition of Uncollectible Amounts

The Company considers commissions receivable to be fully collectible, and accordingly, no allowance for doubtful amounts owing is provided for. If it is determined that commissions owed are uncollectible, they are written off in the period that the determination has been made.

Revenue Recognition

Commissions due are recorded by the Company when the amounts paid by customers to issuers have cleared the issuers' bank account.

Depreciation

Depreciation is calculated using an equal monthly write-off based on Managements' best estimated as to the practical usefulness of the asset being considered. For all practical purposes this amounts to three years for the electronic equipment that the Company uses.

Estimates When Required

For the preparation and presentation of financial statements that are in conformity with generally accepted accounting purposes in the United States of America, the Management of the Company is required to make assumptions and estimates, where applicable, that affect and have an impact upon reported amounts for assets, liabilities and credits and disclosures of contingent amounts, if any, as of the date where a report of the financial statement s of the company has been made. Actual reported amounts could and may vary substantially form subsequent amounts reported as of the date of the financial statements.

Fair Value Of Financial Instruments

Financial instruments that are subject to fair value and haircut disclosure requirements are noted on the financial statements at either the lower of the actual cost of the security or their quoted market value. The securities noted on the Company's financial statement have the highest credit ranking of any equity in the world.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130 , which opines on how to report for comprehensive income, establishes requirements for the disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments amongst other items. During the year ended December 31, 2014, the Company did not have any of the components of Comprehensive Income to report as addition items in these financial statements.

Concentrations

The Company is not dependent on any one sources of revenues.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of SEC Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, under such provisions. This amounts to $ 5,000. Net capital may and the related ret capital amount and rations may fluctuate on a daily basis. There were no material inadequacies in the amount reported Net Capital in the audited Computation of Net Capital and the Broker-Dealers' corresponding Part IIA submission of Net Capital in the FOCUS Report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3 (k)(2)(i). The Company promptly transmits and forwards all customer checks received to the issuer or the issuers' corresponding financial institution as instructed. The Company has no customer accounts that contain, receive or distribute cash and securities, not does it have an introducing relationship with any clearing firm.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

The Company does not have any clearing arrangements. It is responsible for lease payments for the premises that it occupies as well as for telecommunications charges on a monthly basis. There were no known contingency requirements or need for financial provisions as of December 31, 2014.

NOTE E – SIPC CONSIDERATIONS – RECONCILIATION

SEC Rule 17a-5 (e) (4) requires a SEC Registered Broker-Dealer to file a supplemental report which includes procedures related to the Broker-Dealers' IPC annual general reconciliation or exclusion-from-membership forms. In circumstance where a Broker-Dealer reports less than $ 500,000 of gross revenues (which applies to the Company in 2014), the Broker-Dealer is not required to file the Supplemental Income Report, but is required to file with SIPC Annual Audited Financial Statements.

NOTE F – ASSETS RECORDED LASTING MORE THAN ONE YEAR

Furniture and Equipment	3 Year Useful Life	cost	$ 26,153
Less – accumulated depreciation			($ 24,936)
Net Fixed Asset Cost			$ 1,217

NOTE G – RENT PAID FOR USE OF PREMISES

The amount of rent paid for office premises and off-site storage in 2014 was **$ 11,141.00**

NOTE H – FAIR VALUE MEASUREMENTS

Management calculates the fair value of financial instrument's on the books by determining the quoted value of the securities on the New York Stock Exchange as of the close of the last trading day in the year

The Notes are an integral part of these financial statements

and multiplying this price by the number of shares that are owned on the last trading day of the year and are owned by the Company and reported on the Company's books as marketable securities.

The following information should not be interpreted by the financial statement user as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets, liabilities and credits. Due to a wider range of valuation techniques, circumstances and the degree of subjectivity used in making estimates, comparisons between the Company's disclosures and those of other companies and entities may not be meaningful. The following methods were used to estimate the fair values of the Company's financial instruments as of December 31, 2014. There has been no significant or any changes in the methodology for estimating fair value of the Company's financial instruments since December 31, 2014.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets assets or liabilities (Level 1 measurements) and the lowest priority to measurements to significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2 inputs are inputs quoted other than quoted prices within Level 1 that are observable For the asset or liability, either directly or indirectly.
Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs in developing fair value measurements, in accordance with the fair value hierarchy. Fair Value measurements for assets and liabilities where there exits limited or no observable market data where there exits limited or no observable market data, and, therefore, are based upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability or other such factors. Therefore, results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values.

The Notes are an integral part of these financial statements

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at Fair Value Measurements of the FASB Accounting Standards Codification.

Cash and cash equivalents

The carrying amount of cash and cash equivalents approximate their fair value because of the short maturity of these instruments.

Accounts Receivable

The carrying amounts of accounts receivable approximates its fair value because of the short term maturity of these instruments.

Investments in equity securities

Investments in equity securities that are classified as available for sale are recorded at fair value on a recurring basis. When quoted market values are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's rating and other credit loss assumptions. The pricing vendors may provide the Company with valuations that re based on unobservable inputs, and in those circumstances the Company would classify the fair value measurements of the investment securities as Level 3. Management conducted a review of the vendor to validate that the inputs used in the vendor pricing are deemed to be observable or unobservable as defined in the standard. Based on the review performed, management believes that the valuations used in its financial statements are reasonable are appropriately classified in the fair value hierarchy.

Name of Security	Level 1	Level 2	Level 3	Total
Money Market				$0
Marketable Securities	$4,366			$4,366
Other				$0
Totals	$4,366	$0	$0	$4,366

Fair value of marketable securities on December 31st, 2014 are as follows

Name	Credit Rating	Quoted Share Price	Shares Owned	Fair Value Level 1
Exxon Mobil Corp.	AAAA	$ 92.44	44.897	$ 4,366
Totals	Level 1	$ 92.44	44.897	$ 4,366

These securities were carried on the books at a cost price of $ 4,018.08. There is an unrealized gain of $ 348.

There were no other securities carried on the books as of 12-31-2014

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. There was a minimal dividend income in relation to this position.

The carrying amounts reflected on the balance sheet are the cash cost prices paid for the asset. The carried and market values are reflected below.

31-Dec-14	Carried Value	Market Value	Unrealized Gain
Money Market			
Marketable Securities	$4,018	$4,366	$348
Other			
Totals	$4,018	$4,366	$348

The cash cost of the marketable securities position is reflected below.

31-Dec-14	Cost Value
Money Market	
Marketable Securities	$4,018
Other	
Totals	$4,018

The fair value of the securities noted have been measured on a recurring basis using Level 1 inputs, which were based on unadjusted quoted market prices traded on the New York Stock Exchange. There has been no changes in valuation techniques.

NOTE I – SUBSEQUENT EVENT(S)

The Company has ascertained that there were no subsequent events that have occurred that would affect the balance sheet or the overall financial position that would require making a disclosure to the shareholders or stakeholders. This evaluation was performed through to February 16, 2015.

Supplementary Information
This has been provided Pursuant to Rule 17a-5 of the
US Securities and Exchange Act of 1934
As of and for the Fiscal Year Ended December 31, 2014
For BrokerBank Securities, Inc.

BrokerBank Securities, Inc.

Supplemental Schedules Required By Rule 17a-5
As of and for the Fiscal Year Ended December 31, 2014

Computation of Net Capital

Stockholders' Equity 12-31-2014		**$13,289**
Nonallowable Assets:		
Other Assets	$835	
Property and Equipment	$1,218	
Shareholder Loan	$1,972	
Subtotal	**$4,025**	**-$4,025**
Securities Haircut	$623	**-$623**
Net Capital (NC)		**$8,641**

Computation of Basic Net capital Requirement

Minimum net capital required	$174
Minimum net dollar requirement	$5,000
Net Capital Requirement	$5,000
Excess net capital	**$3,641**

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$2,607
Percentage of Aggregate Indebtedness to Net Capital	**30.2%**

Reconciliation of the Computation of Net Capital Reported Under Rule 15c3-1

Net Capital per FOCUS IIA as of December 31, 2014	**$8.641**
Adjustments:	
Change in Equity	$0
Change in Non-Allowable Assets	$0
Change in Haircuts	$0
Other	$0
NC per this Financial Statement Audit	**$8,641**
Reconciled Difference	**$0**

BrokerBank Securities, Inc.

The Notes are an integral part of these financial statements

Supplemental Schedule Required By Rule 17a-5
As of and for the Fiscal Year Ended December 31, 2014

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers do not have accounts with the Company that require the custody of securities. The firm is not and introducing firm. The Company is therefore exempt by Rule 15c3-3 (k) (2) (i).

Statement of Changes in Liabilities Subordinated to the Claims of general Creditors

Balances of such claims as of January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

The Notes are an integral part of these financial statements

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16,, 2015

Board of Directors
BrokerBank Securities
7825 Washington Ave. S, Suite 500
Bloomington, MN 55439

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) BrokerBank Securities identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BrokerBank Securities claimed an exemption from 17 C.F.R. § 15c3-3(k(2))(1), and (2) BrokerBank Securities stated that BrokerBank Securities met the identified exemption provisions throughout the most recent fiscal year without exception .BrokerBank Securities' management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BrokerBank Securities compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that BrokerBank Securities has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2014 through December 31, 2014. BrokerBank Securities , Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). BrokerBank Securities past business has been of similar nature and has complied to this exemption since its inception, (date).. May, 2004

Philip Wright
(Name), the president of BrokerBank Securitieshas made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Philip Wright
(Name) has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected BrokerBank Securities compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (000) 000-000.
952-960-4893

Very truly yours,

BrokerBank Securities

(Name) Philip Wright
President

PCAOB
Public Company Accounting Oversight Board

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Edward Richardson Jr., CPA (3356)

Registration Status:	Currently Registered
Headquarters Address:	15565 Northland Drive, Suite 508 West, Southfield, MI 48075
Other Names Used in Issuing Audit Reports:	None
Predecessor Firm to Whose Registration the Firm Succeeded:	None
Registration Date:	06/02/2009

For a list of issuers (if any) that the firm has audited, or in whose audits the firm has played a substantial role, see Part IV of the firm's annual reports.

Registration

Application for Registration (Form 1)

Disciplinary Proceedings

None

Annual and Special Reporting by the Firm

Form	Filed Date	Special Report Relates To
Annual Report (Form 2) For Reporting Year 2014	08/14/2014	
Annual Report (Form 2) For Reporting Year 2013	09/04/2013	
Annual Report (Form 2) For Reporting Year 2012	09/20/2012	
Annual Report (Form 2) For Reporting Year 2011	09/26/2011	
Annual Report (Form 2) For Reporting Year 2010	07/27/2010	

Inspection Reports

10/1/2013

All fields marked with * are mandatory.

Annual Audit Notice Information:

Name of Auditor*: Edward Richardson Jr., CPA

PCAOB #*: 3356

Auditor Address - Street*: 15565 Northland Drive Suite 508

City*: Southfield

State*: MI

Zip Code*: 48075

Auditor Main Phone Number*: 248-559-4514

Lead Audit Partner Name*: Edward Richardson Jr.

Lead Audit Partner Direct Phone Number*: 248-559-4514

Lead Audit Partner Email Address*: erichradsoncpe@erjrcpa.net

FYE: 2014-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

- [x] Facing Page [Form X-17A-5 Part III]
- [x] An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- [x] Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- [x] Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- [x] Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- [x] Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- [x] Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)*

- (●) Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]
- ( ) Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

SEA Rule 17a-5(e)(4)(ii) - *Select ONLY One*

- ( ) For Firms Claiming Exclusion from SIPC Membership, a copy of SIPC-3 Form **AND** Independent Public Accountant's Report on Agreed Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership.
- ( ) For SIPC Members, a copies of the SIPC Supplemental Report **AND** Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.
- (●) For SIPC Members with Minimal Revenue, (i.e., $500,000 or less in gross revenue from their Annual Audit report filed pursuant to SEA Rule 17a-5(d).) Broker-Dealers are not required to file the SIPC Supplemental Report pursuant to SEA Rule 17a-5(e)(4)(ii) if reporting revenue of $500,000 or less.